SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)*

                            SPORT SUPPLY GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    848915104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                     with a copy to:
Elizabeth J. Calianese, Esq.                         John D. Schupper, Esq.
Emerson Radio Corp.                                  Lowenstein Sandler PC
Nine Entin Road                                      65 Livingston Avenue
Parsippany, New Jersey  07054                        Roseland, New Jersey  07068
(973) 884-5800                                       (973) 597-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                January 12, 2001

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ___.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

CUSIP No.   848915104
--------------------------------------------------------------------------------
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                       Emerson Radio Corp. EIN: 22-3285224
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
    (a)
    (b)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO, BK
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:          Delaware
--------------------------------------------------------------------------------
     Number of                             7) Sole Voting Power:      5,326,029*
                                             -----------------------------------
     Shares Beneficially                   8) Shared Voting Power:            0
                                             -----------------------------------
     Owned by

     Each Reporting                        9) Sole Dispositive Power: 5,326,029*
                                             -----------------------------------
     Person With                          10) Shared Dispositive Power:       0
                                             -----------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    5,326,029*
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):       [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):                   53.8%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):       CO, HC


--------
* Includes (i) 1,000,000 shares issuable upon exercise of warrants beneficially owned by Emerson Radio Corp. ("Emerson") and exercisable within 60 days and (ii) 1,096,400 shares held by Emerson Radio (Hong Kong) Limited, a wholly-owned subsidiary of Emerson ("Emerson HK"). Excludes 300,000 shares issuable upon exercise of options owned by Geoffrey P. Jurick and exercisable within 60 days. Mr. Jurick is the Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc. ("SSG"). Mr. Jurick beneficially owns approximately 45.7% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson, and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the shares of SSG beneficially owned by Emerson. Each of Emerson and Mr. Jurick disclaims beneficial ownership of the shares of SSG beneficially owned by the other.

CUSIP No.   848915104
--------------------------------------------------------------------------------
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                               Geoffrey P. Jurick
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):   Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                  Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:          Germany
--------------------------------------------------------------------------------
    Number of                             7) Sole Voting Power:         300,000*
                                           -------------------------------------
    Shares Beneficially                   8) Shared Voting Power:             0
                                           -------------------------------------
    Owned by

    Each Reporting                        9) Sole Dispositive Power:    300,000*
                                           -------------------------------------
    Person With                          10) Shared Dispositive Power:        0
                                           -------------------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person:       300,000*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):       [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  3.3%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):       IN


------------
* Represents 300,000 shares issuable upon exercise of options owned by Mr. Jurick and exercisable within 60 days. Mr. Jurick is the Chairman of the Board and Chief Executive Officer of SSG. Mr. Jurick beneficially owns approximately 45.7% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson, and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the shares of SSG beneficially owned by Emerson. Mr. Jurick disclaims beneficial ownership of the shares of SSG beneficially owned by Emerson.

         Emerson Radio Corp. ("Emerson") and Geoffrey P. Jurick (together, the "Reporting Persons") hereby amend the Schedule 13D of Emerson (as previously amended as of the date hereof, the "Schedule 13D") relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of SSG as follows:

Item 3.  Source and Amount of Funds or Other Consideration:

         Item 3 of the Schedule 13D is hereby amended by adding thereto the following:

         Through a series of ordinary open market purchases in October and December 2000, Emerson HK acquired an aggregate of 39,600 shares of Common Stock for a total purchase price of $60,917. The purchase price was paid out of Emerson HK's working capital.

         In addition, in a privately negotiated transaction on January 12, 2001, Emerson purchased 1,629,629 shares of Common Stock, which were held as treasury shares, from SSG for a total purchase price of $2,200,000. The purchase price was paid out of funds made available pursuant to its lending agreement with Congress Financial Corporation, its senior secured lender.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by deleting such Item in its entirety and substituting the following therefor:

         Except for the transactions described in this Schedule 13D and as set forth below, as of the date hereof, neither of the Reporting Persons has any plan or proposal that would result in a transaction of the type described in
Item 4(a)-(j) of Schedule 13D.

         The Reporting Persons intend to continue to review from time to time their positions with respect to the shares of Common Stock owned by them, and may, depending on the circumstances then existing, including their evaluation of the SSG business, assets, operations, the industry in general, economic
conditions,   prevailing   market  prices  for  the  Common  Stock,   investment
opportunities of Emerson and other factors, determine to increase through additional purchases, decrease or dispose of the ownership of the Common Stock.

Item 5.  Interest in Securities of the Issuer.

         Based upon information set forth in SSG's Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on December 28, 2000, as of December 22, 2000, there were 7,279,165 shares of Common Stock issued and outstanding. As a result the transaction described in this Schedule 13D, SSG issued an additional 1,629,629 shares of Common Stock. Based on these facts, as of January 12, 2001, Emerson beneficially owned 5,326,029 shares of Common Stock, including (i) 1,000,000 shares issuable upon exercise of warrants owned by Emerson and exercisable within 60 days and (ii) 1,096,400 shares of Common Stock held by Emerson HK, or 53.8% of the total Common Stock deemed to be outstanding. Emerson is deemed to beneficially own the shares of Common Stock held by Emerson HK. Emerson has sole voting and dispositive power with respect to the 5,326,029 shares, except as set forth below.

         As of January 12, 2001, Mr. Jurick beneficially owned 300,000 shares of Common Stock issuable upon exercise of options owned by Mr. Jurick within 60 days, or 3.3% of the total Common Stock deemed to be outstanding. Mr. Jurick has sole voting and dispositive power with respect to these shares of Common Stock. Mr. Jurick beneficially owns approximately 45.7% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson. As a result of these relationships, Mr. Jurick may be deemed to beneficially own the shares of Common Stock beneficially owned by Emerson.

         Each of Emerson and Mr. Jurick disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other.

         During the past 60 days, Emerson and Emerson HK purchased an aggregate of 1,669,229 shares of Common Stock on the dates and at the prices set forth below. All of such purchases were effected in ordinary open market transactions or as otherwise disclosed in this Schedule 13D.

    Trans. Date                           No. of Shares         Price/Shares

    10/11/2000                              2,000                  2.3750
    10/16/2000                              3,000                  2.2500
    10/24/2000                              1,300                  2.3750
    10/24/2000                              2,600                  2.3750
    12/05/2000                              4,000                  1.5000
    12/05/2000                              2,500                  1.5000
    12/06/2000                              3,500                  1.3750
    12/06/2000                              3,000                  1.3750
    12/06/2000                              3,000                  1.3750
    12/06/2000                              2,000                  1.2500
    12/06/2000                              2,000                  1.2500
    12/07/2000                              4,500                  1.1875
    12/11/2000                              2,000                  1.3125
    12/13/2000                                200                  1.2500
    12/19/2000                              2,000                  1.0000
    12/19/2000                              2,000                  1.0625
     1/12/2001                          1,629,629                  1.3500
                                        ---------                  ------
                                        1,669,229              $2,260,917



         No other person is known to the Reporting Persons to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons, except for 500,000 shares of Common Stock pledged to Emerson's senior secured lender.

Item 7. Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is amended by adding thereto the following:

         10(b) Joint Filing Agreement dated as of January 16, 2001 by and between Emerson Radio Corp. and Geoffrey P. Jurick.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  January 16, 2001

                                         EMERSON RADIO CORP.

                                         By: /s/ Geoffrey P. Jurick
                                         Name:  Geoffrey P. Jurick
                                         Title: Chairman of the Board, Chief
                                                Executive Officer and President

                                         /s/ Geoffrey P. Jurick
                                             Geoffrey P. Jurick

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)

                                  EXHIBIT INDEX

        Exhibit No.                                  Exhibit Name

           10(d) Joint Filing Agreement dated as of January 16, 2001 by and between Emerson Radio Corp. and Geoffrey P. Jurick

                                  Exhibit 10(b)

                             JOINT FILING AGREEMENT

         The undersigned agree that this Schedule 13D filing herewith relating to the shares of common stock of Sport Supply Group, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  January 16, 2001


                                  EMERSON RADIO CORP.

                                  By: /s/ Geoffrey P. Jurick
                                  Name: Geoffrey P. Jurick
                                  Title: Chairman of the Board, Chief Executive Officer and President

                                        /s/ Geoffrey P/ Jurick
                                            Geoffrey P. Jurick